ROSE EXPLORATIONS INC.
                           32839 Bakerview Avenue
                         Mission, BC, Canada V2V 2P8

February 15, 2007

                       Sent to Fax No. (202) 772-9369

Jason Wynn, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
202 Fifth Street N.W.
Washington, DC   20549-7010

RE:  Rose Explorations Inc.
        Amendment No. 1 to Registration Statement on Form SB-2
        Filed February 12, 2007
        File No. 333-140299

Dear Mr. Wynn:

This letter shall serve as the request of Rose Explorations Inc., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement to Tuesday, February 20, 2007 at 10:00 a.m. EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith. Furthermore, we acknowledge the following:

- should the Commission or the staff, acting pursuant to delegate authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegate authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your kind cooperation and assistance in this matter.


Sincerely,

/s/ Greg Cowan, President